UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

OPAL Fuels Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

68347P103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Electron Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,800,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Ran Zhou
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,800,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,800,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Electron Global Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,060,088
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,060,088

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Electron GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,060,088
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,060,088

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,060,088
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.8%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Electron Infrastructure Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 695,913
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 695,913

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,913
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 68347P103

1	NAMES OF REPORTING PERSONS Electron Infrastructure GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 695,913
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 695,913

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 695,913
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

OPAL Fuels Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

One North Lexington Avenue, Suite 1450, White Plains, NY 10601.

Item 2(a).	Names of Persons Filing:

The names of the persons filing this report (collectively, the “Reporting Persons”) are:

Electron Capital Partners, LLC (the “Adviser”)

Ran Zhou (“Mr. Zhou”)

Electron Global Master Fund, L.P. (the “Global Fund”)

Electron GP LLC (the “Global Fund GP”)

Electron Infrastructure Master Fund L.P. (the “Infrastructure Fund”)

Electron Infrastructure GP, LLC (the “Infrastructure Fund GP”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

10 East 53rd Street, 19th Floor

New York, NY 10022

Item 2(c).	Citizenship:

The Adviser is a Delaware limited liability company

Mr. Zhou is a Chinese citizen

The Global Fund is a Cayman Islands limited partnership

The Global Fund GP is a Delaware limited liability company

The Infrastructure Fund is a Cayman Islands limited partnership

The Infrastructure Fund GP is a Delaware limited liability company

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number:

68347P103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 27,975,260 outstanding shares of Common Stock, as reported in the Issuer’s Prospectus Supplement filed on November 17, 2023.

The Adviser serves as the investment manager to each of the Global Fund, the Infrastructure Fund and several managed accounts (the “Managed Accounts”). The Global Fund directly holds 1,060,088 shares of Common Stock. The Global Fund GP is the general partner of the Global Fund. The Infrastructure Fund directly holds 695,913 shares of Common Stock. The Infrastructure Fund GP is the general partner of the Infrastructure Fund. The Managed Accounts directly hold 43,999 shares of Common Stock. The Adviser may be deemed to beneficially own such shares. Mr. Zhou is the managing member of the Adviser and may be deemed to beneficially own such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

ELECTRON CAPITAL PARTNERS, LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory

/s/ Ran Zhou
RAN ZHOU

ELECTRON GLOBAL MASTER FUND, L.P.

By:	Electron GP LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory

ELECTRON GP LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory

ELECTRON INFRASTRUCTURE MASTER FUND L.P.

By:	Electron Infrastructure GP, LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory

ELECTRON INFRASTRUCTURE GP, LLC

By:	/s/ Aaron Keller
Name: Aaron Keller
Title: Authorized Signatory